

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

<u>Via E-mail</u>
Dr. Mark L. Faupel
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

> **Re: Guided Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-177244**

Dear Dr. Faupel:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Given your disclosure regarding the OTCQB, please revise to clarify that the selling shareholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See paragraph 16 of Securities Act Schedule A and Item 501(b)(3) of Regulation S-K. If, instead, your shares are already quoted on the OTC Bulletin Board, as indicated by the reference to "dually listed," please revise your disclosure here and elsewhere in your document to eliminate the implication that sales at prevailing market prices will relate to prices on the OTCQB or that the OTCQB is the only medium on which your common stock trades.

Summary, page 1

2.   Please revise the summary to highlight your history of losses since inception and accumulated deficit and losses for the fiscal-year ended December 31, 2010 and the six-month period ended June 30, 2011, or any subsequent period.

3.   Please also revise the summary to highlight your receipt of a going concern opinion from your auditors for the fiscal-year ended December 31, 2010 as well as your disclosure in the final paragraph of page 24 regarding the time period for which your capital resources will be sufficient.

Forward Looking Statements, page 8

4.   Please note that Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made by penny stock issuers. Accordingly, given your disclosure on page 7, please revise to eliminate your reference to these safe harbor provisions. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Dr. Mark L. Faupel
Guided Therapeutics, Inc.
November 1, 2011
Page 3

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at 202-551-6262 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via E-mail): Lisa A. Stater, Esq. – Jones Day